BenchK12, Inc.

UNAUDITED FINANCIAL STATEMENTS

For the Period from January 1, 2022 to December 31, 2022

BenchK12, Inc

TABLE OF CONTENTS

To Whom It May Concern:

Fine Point Consulting has reviewed the accompanying financial statements of BenchK12, which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to BenchK12's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason Stansell, CPA (License No. #24727), Fine Point Consulting

Jason Stansell

4/6/2023

BenchK12, Inc.
Balance Sheet
As of December 31, 2022

	12/31/22
ASSETS	
Current Assets	
Bank Accounts	2,272
Total Bank Accounts	**2,272**
Total Current Assets	**2,272**
TOTAL ASSETS	**2,272**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	31,773
Total Credit Cards	**31,773**
Total Current Liabilities	**31,773**
Long-Term Liabilities	
Shareholder Loan	151,454
Total Long-Term Liabilities	**151,454**
Total Liabilities	**183,227**
Equity	
Retained Earnings	(32,101)
Net Income	(148,854)
Total Equity	**(180,955)**
TOTAL LIABILITIES AND EQUITY	**2,272**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

BenchK12, Inc.
Profit and Loss
As of December 31, 2022

	2022
Income	
Grants Awarded	29,750
Total Income	**29,750**
Gross Profit	**29,750**
Expenses	
Advertising & Marketing	7,048
Bank Charges & Fees	1,474
Contractors	142,380
Interest Paid	3,687
Legal & Professional Services	7,416
Meals & Entertainment	1,646
Office Supplies	969
Other Business Expenses	1,980
Professional Development	670
Software Subscriptions	4,351
Taxes & Licenses	849
Travel	6,134
Total Expenses	**178,604**
Net Operating Income	**(148,854)**
Net Income	**(148,854)**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

BenchK12, Inc.
Statement of Cash Flows
As of December 31, 2022

	YTD
OPERATING ACTIVITIES	
Net Income	(148,854)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase Credit Card	21,343
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**21,343**
Net cash provided by operating activities	**(127,511)**
FINANCING ACTIVITIES	
Shareholder Loan	126,000
Net cash provided by financing activities	**126,000**
Net cash increase for period	**(1,511)**
Cash at beginning of period	3,783
Cash at end of period	**2,272**

The accompanying Notes to Financial Statements are an integral part of these statements.

BenchK12, Inc.
Statement of Members' Equity
As of December 31, 2022

MEMBERS' EQUITY- BEGINNING OF PERIOD	$	(32,101)
Contributed Capital	$	-
Net Income (Loss)	$	(148,854)
MEMBERS' EQUITY- END OF YEAR	$	(180,955)

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTE 1 - Organization

Nature of Operations

BenchK12, Inc. (“Company”), a Delaware corporation which, is a capital management platform designed for the unique needs of K12 education and the future of data and work. The Company was organized as a Delaware on September 30, 2020. The Company is focused on building a better substitute teaching experience for subs, schools, & students. It integrates with a school's existing technology.

These financial statements are presented for the period from January 1, 2022, to December 31, 2022 (“Period”).

NOTE 2 – Summary of Significant Accounting Policies

The Company follows U.S. Generally Accepted Accounting Principles (GAAP) which includes the accounting and reporting guidelines under the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition and results of operations.

Going Concern

The Company was founded during the COVID-19 pandemic, which severely limited their ability to transact. These matters raise substantial concern about the Company’s ability to continue as a going concern. As of December 31, 2022. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise short term capital, as well as the Company’s ability to market the product and continue to raise funds from revenue generating activities.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions.

Revenue

The Company has not begun generating revenue for services provided. The Company was awarded two grants in 2022 all the revenue was recognized upon receipt.

Income Taxes

The Company and it's members elected to be taxed under the provisions of a Corporation of the Internal Revenue Code ("IRC") and comparable state regulations. Under these provisions, the profit of the Company is taxed to the corporation when earned, and then is taxed to the shareholders when distributed as dividends.

Management evaluated the Company's tax position and concluded the Company had taken no significant uncertain tax positions that require disclosure or adjustments to the financial statements. Accordingly, these financial statements do not include any provision for uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions as a component of other expenses. No interest or penalties have been recognized.

NOTE 3 – Shareholder Loan

There is one Shareholder Loan with an outstanding balance of $151,454 as of December 31, 2022. The loan has 0% interest and has been utilized to finance the operating activities of the Company.

NOTE 4 – Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 5 – Going Concern

These financial statements are prepared on a going concern basis. The Company registered in September 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – Subsequent Events

Events and transactions subsequent to December 31, 2022 have been evaluated by management for possible adjustments and/or disclosures through the report date, the date the consolidated financial statements were available to be issued. No material events or transactions occurred in the time period referenced above requiring adjustments to the reported amounts.